SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SQZ BIOTECHNOLOGIES COMPANY

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78472W104

(CUSIP Number)

Lauren Crockett

Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

(781) 290-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 78472W104	13D

1	NAMES OF REPORTING PERSONS Polaris Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,727,648 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,727,648 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,727,648 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 2,549,307 shares held of record by PP VII (as defined in Item 2(a) below) and (ii) 178,341 shares held of record by PPE VII (as defined in Item 2(a) below). PMC VII (as defined in Item 2(a) below) is the general partner of each of PP VII and PPE VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members (as defined in Item 2(a) below) are the managing members of PMC VII. Ms. Schulman (as defined in Item 2(a) below), a member of the Issuer’s board of directors, holds an interest in PMC VII. Each of the Managing Members and Ms. Schulman may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 28,066,795 shares of the Issuer’s Common Stock outstanding as of November 3, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2021, as filed with the United States Securities and Exchange Commission (the “Commission”) on November 10, 2021 (the “Form 10-Q”).

CUSIP No. 78472W104	13D

1	NAMES OF REPORTING PERSONS Polaris Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,549,307 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,549,307 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,307 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by PP VII. PMC VII is the general partner of PP VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of PMC VII. Ms. Schulman, a member of the Issuer’s board of directors, holds an interest in PMC VII. Each of the Managing Members and Ms. Schulman may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 28,066,795 shares of the Issuer’s Common Stock outstanding as of November 3, 2021, as reported on the Issuer’s Form 10-Q.

CUSIP No. 78472W104	13D

1	NAMES OF REPORTING PERSONS Polaris Entrepreneurs’ Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,341 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,341 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,341 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by PPE VII. PMC VII is the general partner of PPE VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of PMC VII. Ms. Schulman, a member of the Issuer’s board of directors, holds an interest in PMC VII. Each of the Managing Members and Ms. Schulman may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 28,066,795 shares of the Issuer’s Common Stock outstanding as of November 3, 2021, as reported on the Issuer’s Form 10-Q.

CUSIP No. 78472W104	13D

1	NAMES OF REPORTING PERSONS Amy Schulman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 499,266 (1)(2)
	8	SHARED VOTING POWER 2,727,648 (3)
	9	SOLE DISPOSITIVE POWER 499,266 (1)(2)
	10	SHARED DISPOSITIVE POWER 2,727,648 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,226,914 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.4% (4)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 22,204 shares of the Issuer’s Common Stock held directly of record by Ms. Schulman and (ii) 201,201 shares of the Issuer’s Common Stock subject to stock options granted to Ms. Schulman in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Statement (as defined in Item 1 below) or within 60 days thereafter.

(2)

275,861 of these shares are held of record by LSPIF (as defined in Item 2(a) below). LSPIF GP (as defined in Item 2(a) below) is the general partner of LSPIF. Ms. Schulman is the sole managing member of LSPIF GP. Each of LSPIF GP and Ms. Schulman may be deemed to have investment, voting and dispositive power over these shares.

(3)

Consists of (i) 2,549,307 shares held of record by PP VII and (ii) 178,341 shares held of record by PPE VII. PMC VII is the general partner of each of PP VII and PPE VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of PMC VII. Ms. Schulman, a member of the Issuer’s board of directors, holds an interest in PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(4)

Based on 28,267,996 shares of the Issuer’s Common Stock outstanding, which consists of (i) 28,066,795 shares of the Issuer’s Common Stock outstanding as of November 3, 2021, as reported on the Issuer’s Form 10-Q and (ii) 201,201 shares of the Issuer’s Common Stock subject to stock options granted to Amy Schulman in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Statement or within 60 days thereafter.

CUSIP No. 78472W104	13D

Explanatory Note.

This Amendment No 1. (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on November 13, 2020 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

This information reported below is based on a total of 28,066,795 shares of the Issuer’s Common Stock outstanding as of November 3, 2021, as reported on the Issuer’s Form 10-Q filed with the Commission on November 10, 2021. This Amendment No. 1 is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D.

(a) and (b) See Items 7-11 of the cover pages of this Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

POLARIS PARTNERS VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	*
Authorized Signatory

POLARIS ENTREPRENEURS’ FUND VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	*
Authorized Signatory

POLARIS MANAGEMENT CO. VII, L.L.C.

By:	*
Authorized Signatory

AMY SCHULMAN

*
Amy Schulman

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[* This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]